CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603





                               December 22, 2010

VIA EDGAR CORRESPONDENCE
------------------------

Mr. H.R. Hallock, Jr.
U.S. Securities and Exchange Commission
Washington, DC 20549

    Re:           First Trust Series Fund, File Nos. 811-22452, 333-168727


Dear  Mr.  Hallock:

We have prepared this letter to respond to your comments received on November 12, 2010, regarding First Trust Preferred Securities and Income Fund and First Trust/Confluence Small Cap Value Fund (each, a "Fund" and collectively, the "Funds"), each a series of the First Trust Series Fund (the "Trust") filed on Form N-1A on August 10, 2010 (SEC File Nos. 811-22452, 333-168727) (the
"Registration Statement"). Each of your comments is provided below along with our responses to those comments. Our responses to Comments 1 and 2 below shall apply with respect to both Funds.

                                   BOTH FUNDS
                                   ----------

COMMENT 1:

     PLEASE REMOVE THE BANK LEGENDS FROM THE FRONT COVER OF THE PROSPECTUS UNLESS THE FUND IS OFFERED BY OR THROUGH AN INSURED DEPOSITORY INSTITUTION.

Response 1:

     It is expected that the Funds will be offered by or through an insured depository institution. As a result, we have kept the legends on the front cover of the prospectus.


<PAE>



COMMENT 2:

     (A) PLEASE REVISE FOOTNOTE 1 TO THE FEE TABLE TO STATE SIMPLY THAT OTHER EXPENSES ARE ESTIMATES FOR THE CURRENT FISCAL YEAR. SEE ITEM 3, INSTR. 6(A). IN A SEPARATE LETTER SUBMITTED AS EDGAR CORRESPONDENCE, PLEASE ALSO EXPLAIN AND JUSTIFY THE APPARENT CONCLUSION THAT THE FUND MAY RELY ON RULE 18F-3 UNDER THE 1940 ACT TO DIVIDE OTHER EXPENSES "EQUALLY AMONG CLASSES" AS FOOTNOTE 1 PRESENTLY STATES.

     (B) PLEASE SHORTEN THE NARRATIVE EXPLANATION IN THE EXAMPLE BY DELETING THE ENTIRE FOURTH SENTENCE AND ADDING "AND AT ____% THEREAFTER" AT THE END OF THE THIRD SENTENCE RIGHT AFTER THE EXPIRATION DATE OF THE EXPENSE LIMITATION AGREEMENT.

Response 2:

     (a) Footnote 1 to the fee table has been revised in accordance with your comment. Please see the respective prospectuses under the heading "Summary Information - Fees and Expenses of the Fund." The reference to expenses being divided "equally among classes" was eliminated. The reference to "equally among classes" in footnote 1 may have inadvertently oversimplified the means by which expenses will be allocated. The Fund intends to follow the requirements of Rule 18f-3 under the 1940 Act when allocating expenses.

     (b) The disclosure has been revised to shorten the narrative explanation in the example in a manner that better describes the expense arrangement. Please see the respective prospectuses under the heading "Summary Information - Fees and Expenses of the Fund."


                FIRST TRUST PREFERRED SECURITIES AND INCOME FUND
                ------------------------------------------------

COMMENT 3:

     (A) PLEASE DELETE THE FIRST SENTENCE BECAUSE THIS INFORMATION ABOUT THE FUND'S SUB-ADVISOR IS NEITHER REQUIRED NOR PERMITTED BY ITEM 4.

     (B) PLEASE MODIFY THE DESCRIPTION OF THE FUND'S 80% INVESTMENT POLICY TO EXPRESSLY STATE THAT IT APPLIES TO INVESTMENT BORROWINGS AS WELL AS NET ASSETS. SEE RULE 35D-1(A)(2).

     (C) THE 80% INVESTMENT REQUIREMENT SHOULD APPLY TO PREFERRED STOCK AND SECURITIES WITH SIMILAR ECONOMIC CHARACTERISTICS, NOT SECURITIES "SIMILAR IN MANY RESPECTS" TO PREFERRED STOCK. PLEASE REVISE THE STATEMENT ABOUT DEBT INSTRUMENTS COVERED BY THE FUND'S 80% INVESTMENT POLICY ACCORDINGLY.

     (D) PLEASE SPECIFY THE TYPES OF PREFERRED STOCK AND DEBT INSTRUMENTS IN WHICH THE FUND WILL PRINCIPALLY INVEST THAT MAY BE INCLUDED IN THE 80% BASKET, AS THIS SECTION IS DESIGNED TO SUMMARIZE THE FUND'S PRINCIPAL STRATEGIES.

     (E) PLEASE DELETE ALL THE INFORMATION CURRENTLY SET FORTH IN THE FIRST PARAGRAPH AFTER THE SECOND SENTENCE, AND ALSO DELETE THE ENTIRE FIRST SENTENCE OF THE SECOND PARAGRAPH. AS APPROPRIATE, PLEASE INCLUDE THIS INFORMATION IN THE MORE DETAILED DISCUSSION OF THE FUND'S INVESTMENT STRATEGIES LATER IN THE PROSPECTUS, AT PAGES 8-9, UNDER THE HEADING "FUND INVESTMENTS - PREFERRED SECURITIES." PLEASE ALSO MAKE APPROPRIATE CONFORMING CHANGES TO THE EXPANDED DISCUSSION OF THE FUND'S STRATEGIES AT PAGES 8-9 TO REFLECT YOUR RESPONSE TO COMMENTS 3 (B), (C), AND (D) ABOVE.

Response 3:

     (a) The disclosure has been deleted in accordance with your comment.

     (b) The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Summary Information - Principal Investment Strategies."

     (c) The Fund's name references both preferred securities and income. As a result, we do not believe that Rule 35d-1 requires the Fund to invest at least 80% of its net assets solely in preferred securities. Therefore, we have retained the 80% policy that relates to both preferred securities and other securities that are "similar in many respects" to preferred securities.

     (d) The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Summary Information - Principal Investment Strategies."

     (e) The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Fund Investments - Preferred Securities."

COMMENT 4:

     (A) THE DISCUSSION OF MARKET RISK REFERS TO SMALL CAPITALIZATION COMPANIES. THEY ARE NOT MENTIONED, HOWEVER, IN THE DISCUSSION OF THE FUND'S PRINCIPAL STRATEGIES. PLEASE EXPLAIN TO US SEPARATELY IN EDGAR CORRESPONDENCE WHY SUCH COMPANIES REPRESENT A PRINCIPAL RISK OF INVESTING IN THE FUND.

     (B) THE DISCUSSION OF PREFERRED SECURITIES RISK INCLUDES A STATEMENT ABOUT THE YIELD ADVANTAGE OF PREFERRED SECURITIES. BECAUSE IT IS NOT A RISK, PLEASE DELETE THE STATEMENT.

     (C) NON-DIVERSIFICATION RISK - THE INFORMATION INCLUDED IN THE FIRST TWO SENTENCES DOES NOT RELATE TO A RISK. PLEASE EITHER MOVE IT TO AN APPROPRIATE LOCATION LATER IN THE PROSPECTUS IN THE SECTION UNDER THE HEADING "ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT STRATEGIES," BEGINNING ON PAGE 9, OR INCORPORATE IT IN THE LAST PARAGRAPH OF THE IMMEDIATELY PRECEDING SUMMARY OF THE FUND'S PRINCIPAL STRATEGIES.

     (D) CONCENTRATION RISK - PLEASE DELETE THE FIRST SENTENCE BECAUSE IT DOES NOT DESCRIBE A RISK. PLEASE ALSO INSERT THE WORDS "INDUSTRY OR" BETWEEN THE WORDS "INDUSTRY" AND "SECTOR" IN THE SECOND SENTENCE.

     (E) FINANCIAL COMPANY RISK - THE LIST OF FINANCIAL SECTOR COMPANIES IN THE FIRST SENTENCE IS NOT A RISK. PLEASE MOVE THE LIST OF THESE COMPANIES TO THE FUND STRATEGY SECTION THAT IMMEDIATELY PRECEDES THIS SECTION.

     (F) REIT RISK - PLEASE ADD A STATEMENT DISCLOSING THAT FUND SHAREHOLDERS INDIRECTLY PAY REIT FEES AND EXPENSES.

Response 4:

     (a) In response to your comment, the reference to small capitalization companies has been removed from the discussion of market risk.

     (b) The disclosure has been deleted in accordance with your comment.

     (c) The disclosure has been incorporated into the last paragraph of the immediately preceding summary of the Fund's principal strategies in accordance with your comment. Please see the prospectus under the heading "Summary Information - Principal Investment Strategies."

     (d) The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Summary Information - Principal Risks - Concentration Risk."

     (e) The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Summary Information - Principal Investment Strategies."

     (f) The requested disclosure has been added in accordance with your comment. Please see the prospectus under the heading "Summary Information - Principal Risks - REIT Risk."

COMMENT 5:

     PLEASE ADD THE EXPLANATION REQUIRED BY INSTR. 1(B) TO ITEM 4(B)(2) THAT PERFORMANCE INFORMATION PROVIDES SOME INDICATION OF THE RISKS OF INVESTING IN THE FUND BY SHOWING CHANGES IN THE FUND'S PERFORMANCE FROM YEAR TO YEAR AND A COMPARISON OF THE FUND'S RETURNS WITH THOSE OF A BROAD MARKET INDICATOR.

Response 5:

     Because the Fund is newly organized, it does not provide performance information. As a result, it does not seem appropriate to include the requested explanation.

COMMENT 6:

     PLEASE REVISE THE FIRST SENTENCE BY INSERTING THE PHRASE "THROUGH A FINANCIAL ADVISOR" BETWEEN "FUND" AND "ON" AND, IN ADDITION, DELETING THE WORDS "ANY BUSINESS DAY WHICH IS." PLEASE ALSO DELETE THE SECOND SENTENCE AND THE LAST TWO SENTENCES IN THIS SECTION.

Response 6:

     The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Summary Information - Purchase and Sale of Fund Shares."

COMMENT 7:

     PLEASE DELETE THE WORDS "ARE TAXABLE AND" FROM THE FIRST SENTENCE.

Response 7:

     The disclosure has been revised in accordance with your comment.

COMMENT 8:

     PLEASE BRIEFLY DESCRIBE FTP AND ITS RELATIONSHIP TO THE FUND AND FIRST TRUST OR DELETE THE REFERENCE TO FTP AND INSTEAD USE THE TERM "RELATED COMPANIES" AS SET FORTH IN ITEM 8.

Response 8:

     The reference to FTP has been deleted and replaced with the term "related companies." Please see the prospectus under the heading "Summary Information - Payments to Broker-Dealers and Other Financial Intermediaries."

COMMENT 9:

     THE FIRST SENTENCE OF THIS SECTION DISCUSSES THE FUND'S INVESTMENT OBJECTIVES, NOT STRATEGIES. AS A MATTER OF CLARIFICATION, PLEASE INSERT THE WORDS "OBJECTIVES AND" IN THE HEADING BETWEEN "INVESTMENT" AND "STRATEGIES."


Response 9:

     The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Additional Information on the Fund's Investment Objectives and Strategies."

COMMENT 10:

     PLEASE STATE EXPRESSLY THAT THE FUND'S INVESTMENTS IN THE SECURITIES DESCRIBED UNDER EACH OF THE SUBHEADINGS IN THIS SECTION REPRESENT A PRINCIPAL INVESTMENT STRATEGY OF THE FUND. IF YOU WISH TO DESCRIBE INVESTMENTS THAT ARE NOT PRINCIPAL STRATEGIES, PLEASE DESCRIBE THEM AT THE END OF THIS SECTION AND STATE EXPRESSLY THAT THE FUND WILL NOT INVEST IN THEM PRINCIPALLY.

     (A) PREFERRED SECURITIES - PLEASE REVISE AND SUPPLEMENT THE INFORMATION ABOUT THE FUND'S INVESTMENTS IN THE VARIOUS TYPES OF SECURITIES DESCRIBED UNDER THIS SUBHEADING TO MAKE IT MARE UNDERSTANDABLE AND MEANINGFUL. FOR EXAMPLE, THE DESCRIPTION OF PREFERRED SECURITIES ISSUED BY TRUSTS OR OTHER SPECIAL PURPOSE ENTITIES IN THE LAST PARAGRAPH, AT PAGE 9, IS TOO GENERAL TO BE VERY USEFUL TO INVESTORS. SIMILARLY, THE NATURE AND IMPLICATIONS OF FUND INVESTMENTS IN THE EIGHT HYBRID SECURITIES LISTED IN THE BULLET POINTS ON PAGE 9 SHOULD BE DESCRIBED IN APPROPRIATE DETAIL.

     (B) ILLIQUID SECURITIES - THE PROSPECTUS STATES, AT PAGE 4, THAT THE FUND MAY INVEST UP TO 15% OF ITS NET ASSETS IN RULE 144A SECURITIES AND STATES SUBSEQUENTLY, AT PAGE 11, THAT STONEBRIDGE ADVISORS LLC, THE FUND'S SUB-ADVISER, HAS DELEGATED AUTHORITY TO DETERMINE WHETHER RULE 144A SECURITIES (AND CERTAIN OTHER INVESTMENTS) ARE ILLIQUID FOR PURPOSES OF THE 15% LIMITATION. PLEASE EXPLAIN IN SEPARATE EDGAR CORRESPONDENCE THE BASIS FOR THE APPARENT CONCLUSION THAT IT MAY NOT BE NECESSARY FOR THE FUND'S BOARD OF DIRECTORS TO DETERMINE WHETHER SPECIFIC RULE 144A SECURITIES ARE LIQUID AND NOT SUBJECT TO THE 15% LIMITATION. SEE SECURITIES ACT RELEASE NO. 33-6862 (APR. 23, 1990).

Response 10:

     (a) The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Fund Investments - Preferred Securities."

     (b) We have revised the disclosure to indicate that the board of directors has delegated responsibility for determining the liquidity of Rule 144A Securities to Stonebridge Advisors LLC.

COMMENT 11:

     PLEASE CHANGE THE HEADING AT PAGE 17 TO STATE "STONEBRIDGE PERFORMANCE" AND DELETE THE SIDE HEADING IMMEDIATELY BELOW. IT APPEARS FROM OUR REVIEW THAT PRIOR PERFORMANCE INFORMATION FOR STONEBRIDGE IS INCLUDED IN RELIANCE ON THE NICHOLAS-APPLEGATE NO-ACTION LETTER. PLEASE CONFIRM OUR UNDERSTANDING, OR EXPLAIN IN MORE DETAIL THE BASIS FOR INCLUDING THIS DISCLOSURE, IN A LETTER SUBMITTED AS EDGAR CORRESPONDENCE. FURTHER, IF THE PERFORMANCE INFORMATION DISCLOSED IS BASED ON NICHOLAS-APPLEGATE, STATE THAT THE ACCOUNTS USED TO OBTAIN IT HAVE STRATEGIES, AS WELL AS OBJECTIVES AND INVESTMENT POLICIES, SUBSTANTIALLY SIMILAR TO THOSE OF THE FUND. WE MAY, OF COURSE, HAVE FURTHER COMMENTS WHEN THE PERFORMANCE INFORMATION THAT HAS BEEN OMITTED IS PROVIDED BY PRE-EFFECTIVE AMENDMENT.

Response 11:

     The disclosure has been revised in accordance with your comment. We are relying on the Nicholas-Applegate no-action letter and we have modified the disclosure to indicate that the accounts used to obtain the performance information have strategies, as well as objectives and investment policies, substantially similar to those of the Fund. Please see the prospectus under the heading "Stonebridge Performance."

COMMENT 12:

     PLEASE REVISE THIS SECTION TO CLARIFY WHETHER ACCOUNTS MAY BE INVOLUNTARILY REDEEMED WHEN THE VALUE OF THE ACCOUNT FALLS BELOW THE ESTABLISHED MINIMUM SOLELY BECAUSE OF MARKET ACTION.

Response 12:

     The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Redemption of Fund Shares - Involuntary Redemption."

COMMENT 13:

     (A) AT PAGE 4, PLEASE CHANGE THE WORDING OF THE FUND'S CONCENTRATION POLICY TO STATE AFFIRMATIVELY THAT THE FUND WILL CONCENTRATE ITS INVESTMENTS IN SECURITIES OF FINANCIAL COMPANIES.

     (B) IN THE SECTION THAT FOLLOWS THE SIDE HEADING "RISK OVERSIGHT" FOR BOTH FUNDS, PLEASE DISCLOSE HOW THE BOARD'S OVERSIGHT FUNCTION AFFECTS ITS LEADERSHIP STRUCTURE. SEE ITEM 17(B)(1).

     (C) WE BELIEVE IT WOULD BE USEFUL TO INVESTORS IF THE SECTION WITH INFORMATION ABOUT THE BOARD OF TRUSTEES, FOLLOWING THE SIDE HEADING "BOARD DIVERSIFICATION AND TRUSTEE QUALIFICATIONS" FOR BOTH FUNDS, WERE REVISED TO HIGHLIGHT THE PARTICULAR QUALIFICATIONS, EXPERIENCES AND ABILITIES OF THE INDIVIDUAL TRUSTEES THAT IMPELS THE CONCLUSION THEY SHOULD SERVE AS TRUSTEES AND ON THE COMMITTEES DESIGNATED.


Response 13:

     (a) The disclosure has been revised in accordance with your comment. Please see the statement of additional information under the heading "Investment Objective and Policies."

     (b) The disclosure has been revised in accordance with your comment. Please see the respective statements of additional information under the heading "Management of the Fund - Risk Oversight."

     (c) We have revised the disclosure to indicate that each of the Trustees' qualifications, experiences and abilities are important in terms of expressing the conclusion that they should serve as Trustees. Please see the respective statements of additional information under the heading "Management of the Fund - Board Diversification and Trustee Qualifications."


                  FIRST TRUST/CONFLUENCE SMALL CAP VALUE FUND
                  -------------------------------------------

COMMENT 14:

     THE STATEMENT AT PAGE 2, IN THE NEXT TO LAST SENTENCE OF THE FIRST PARAGRAPH, THAT A COMPANY'S MARKET CAPITALIZATION IS BASED ON ITS CURRENT MARKET CAPITALIZATION IS NOT CLEARLY RELEVANT TO THE SURROUNDING DESCRIPTION OF SMALL MARKET CAPITALIZATION COMPANIES. PLEASE REVISE THE STATEMENT ACCORDINGLY. PLEASE ALSO REVISE THE LAST SENTENCE OF THE FIRST PARAGRAPH TO CLARIFY THE STATEMENT THAT, WHILE THE FUND IS NOT REQUIRED TO SELL A SECURITY THAT EXCEEDS ITS MARKET CAPITALIZATION RANGE, SUCH A SECURITY WILL NOT BE DEEMED A SMALL CAPITALIZATION COMPANY FOR PURPOSES OF MEETING THE FUND'S 80% TEST WHEN MAKING FUTURE INVESTMENTS.

Response 14:

     In response to your comment, the disclosure regarding market capitalization has been revised. We believe that assets which satisfy the 80% test when purchased should not be ineligible for satisfying the 80% test solely as a result of market movements. Accordingly, the disclosure makes clear that companies that are considered small capitalization companies at the time of investment will be deemed to satisfy the 80% test for as long as they are held by the Fund. Please see the prospectus under the heading "Summary Information - Principal Investment Strategies."

COMMENT 15:

     PLEASE INCLUDE DISCLOSURE ABOUT THE FUND'S INVESTMENTS IN FINANCIAL COMPANIES IN THE SUMMARY OF THE FUND'S PRINCIPAL STRATEGIES OR REVISE THIS RISK DISCLOSURE TO EXPLAIN WHY THESE INVESTMENTS ARE DEEMED TO BE A PRINCIPAL RISK OF INVESTING IN THE FUND.

Response 15:

     Financial companies risk has been removed from the disclosure.

COMMENT 16:

     PLEASE REVISE THESE SECTIONS, AT PAGES 6 AND 7, TO MAKE A CLEAR DISTINCTION BETWEEN PRINCIPAL AND NON-PRINCIPAL STRATEGIES, INCLUDING THE DIFFERENT TYPES OF SECURITIES IN WHICH THE FUND WILL INVEST. PLEASE MAKE CONFORMING CHANGES IN THE SUMMARY OF THE FUND'S PRINCIPAL STRATEGIES, INCLUDING THE DIFFERENT TYPES OF SECURITIES IN WHICH THE FUND WILL INVEST PRINCIPALLY.

Response 16:

     The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Additional Information on the Fund's Investment Objectives and Strategies."

COMMENT 17:

     PLEASE REVISE THIS SECTION TO DISTINGUISH BETWEEN PRINCIPAL AND NON-PRINCIPAL RISKS, INCLUDING REAL ESTATE INVESTMENT COMPANY AND BUSINESS DEVELOPMENT COMPANY RISK.

Response 17:

     The disclosure has been revised in accordance with your comment. Please see the prospectus under the heading "Additional Risks of Investing in the Fund."

COMMENT 18:

     PLEASE CHANGE THE HEADING AT PAGE 13 TO STATE "CONFLUENCE PERFORMANCE" AND DELETE THE SIDE HEADING IMMEDIATELY BELOW. IT APPEARS FROM OUR REVIEW THAT PRIOR PERFORMANCE INFORMATION FOR CONFLUENCE IS INCLUDED IN RELIANCE ON THE NICHOLAS-APPLEGATE NO-ACTION LETTER. PLEASE CONFIRM OUR UNDERSTANDING, OR EXPLAIN IN MORE DETAIL THE BASIS FOR INCLUDING THIS INFORMATION, IN A LETTER SUBMITTED AS EDGAR CORRESPONDENCE. FURTHER, IF THIS PERFORMANCE INFORMATION IS

BASED ON NICHOLAS-APPLEGATE, PLEASE STATE THAT THE ACCOUNTS USED TO OBTAIN IT HAVE STRATEGIES, AS WELL AS OBJECTIVES AND INVESTMENT POLICIES, SUBSTANTIALLY SIMILAR TO THOSE OF THE FUND. WE MAY, OF COURSE, HAVE FURTHER COMMENTS WHEN THE PERFORMANCE DATA THAT HAS BEEN OMITTED IS PROVIDED BY PRE-EFFECTIVE AMENDMENT.

Response 18:

     The disclosure has been revised in accordance with your comment. We are relying on the Nicholas-Applegate no-action letter and we have modified the disclosure to indicate that the accounts used to obtain the performance information have strategies, as well as objectives and investment policies, substantially similar to those of the Fund. Please see the prospectus under the heading "Confluence Performance."


TANDY ACKNOWLEDGMENT

     In connection with the Registration Statement, the Trust acknowledges that;

- should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you very much for your assistance with this process. Please feel free to call me at 312-845-3484 with any questions or comments.

                                     Sincerely,

                                     CHAPMAN AND CUTLER LLP


                                      By /s/ Morrison C. Warren
                                         ------------------------------
                                         Morrison C. Warren